CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2003

UPM-KYMMENE CORPORATION
(Translation of registrant’s name into English)

Eteläesplanadi 2
FIN-00130 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No ☒

UPM-Kymmene Financial Review 2002:
Decreased profitability, strong cash flow and balance sheet

Key figures:

•	Profit before extraordinary and non-recurring items EUR 835 million (1,113)
•	Earnings per share excluding non-recurring items EUR 2.25 (3.22) and including non-recurring items EUR 2.12 (3.85)
•	Turnover EUR 10,475 million (9,918)
•	Return on equity excluding non-recurring items 8.4% (12.9)
•	Return on capital employed excluding non-recurring items 8.8% (13.5)
•	Board of Directors’ dividend proposal EUR 1.50 (1.50)

President and CEO Juha Niemelä comments on the Group’s Financial Review 2002:

“The soft market situation that began the previous year and continued throughout 2002 allowed UPM-Kymmene to achieve only a moderate result. Although we had efficient operations, profitability was strongly impacted by weak demand and decreasing market prices.”

“During the last quarter, apparently due to the long holiday period demand diminished sharply and led to extensive downtime from mid-December onwards resulting in additional costs. The market related production curtailments were well in excess of 300,000 tonnes. Also the contribution of the company resource units like forestry and energy was clearly lower than usual. The profitability for the last quarter was therefore disappointing.”

“The key indicators for UPM-Kymmene’s financial performance, return on capital employed and return on equity, did not meet the company’s set targets. That said, reduction in working capital during the last quarter by EUR 100 million, including 129,000 tonnes reduction in inventories and controlled capital expenditure resulted in a continued strong cash flow. Also the balance sheet remained strong with gearing at 76% at year end.”

“The integration of Haindl has proceeded beyond expectations. The synergy targets of last year of EUR 25 million were exceeded by EUR 10 million. The initial total synergy target of EUR 70 million appears to have been a conservative estimate. Haindl is the most extensive acquisition in our company history and we can be very proud with how the integration has progressed,” continues Niemelä.

“The outlook for this year is characterized by political and economic uncertainty. The demand for publication papers and fine papers continues to be weak and the overcapacity and tight price competition prevail on the market. Production curtailments continue to be a reality. Cost efficiency across all operations will be emphasized. On a positive note, in the US there are signs of recovery in advertising and the inventory levels are low throughout the supply chain. That lays a foundation for rapid recovery when paper demand eventually picks up,” concludes Niemelä.

For more information, please contact:
Mr Juha Niemelä, President and CEO, UPM-Kymmene Corporation, tel. +358 203 15 0001
Mr Kari Toikka, Executive Vice President and CFO, tel. +358 204 15 0014

UPM-Kymmene Corporation
Corporate Communications
January 30, 2003

UPM-KYMMENE FINANCIAL REVIEW 2002

•	Profit for 2002 before extraordinary and non-recurring items was EUR 835 million (1,113 million for 2001).
•	Earnings per share for 2002 excluding non-recurring items were EUR 2.25 (3.22 for 2001) and including non-recurring items EUR 2.12 (3.85).
•	The cash flow from operations per share for 2002 was EUR 5.51 (6.64 for 2001) and for the fourth quarter EUR 1.68 (1.15).
•	Fourth quarter profit before extraordinary and non-recurring items was EUR 148 million (277 million for the third quarter) and earnings per share were EUR 0.45 (0.71).

The market in 2002

Over-supply, production cut-backs and pressure on prices made it a difficult year on paper markets. Disappointing economic growth and the low volume of advertising activity meant that demand for printing papers was little changed on the previous year or, in some cases, showed a further decline. In Europe, demand for paper picked up slightly in the second half of the year for seasonal reasons. In the United States the recovery was more pronounced.

Average prices for magazine papers were down on the previous year. In the United States, small price rises were introduced towards the end of the year for some coated grades. Newsprint prices fell early in the year both in Europe and in the United States, where prices showed a slight rise in the autumn. Average prices for both coated and uncoated fine paper fell in Europe. In China prices were firmer. Prices for speciality papers were stable.

In the converting industry, both demand and the trend in product prices remained sluggish. Demand for self-adhesive labelstock rose by less than average for this product, and demand for siliconized papers remained weak. The market for industrial wrappings was stable.

Demand for sawn timber was satisfactory thanks to the good level of building activity, and prices began to rise towards the end of the year. Despite steady demand, the plywood market was highly contested and prices fell somewhat.

Earnings

•	fourth quarter of 2002 compared with third quarter

Turnover for the fourth quarter was EUR 2,617 million, compared with EUR 2,613 million for the third quarter.

Operating profit was EUR 173 million (344 million for the third quarter). Operating profit includes net non-recurring charges of EUR 46 million (net income of EUR 4 million). The main non-recurring item was the closure of two paper machines at Blandin at a cost of EUR 128 million. Capital gains of EUR 77 million were booked from the sale of Nokia shares. At the end of the year, the company owned 11.3 million Nokia shares. Operating profit before non-recurring items was EUR 219 million, down by 36% on the previous quarter's EUR 340 million. The lower operating profit is due to production downtime primarily affecting fine papers, mainly in December, together with the related costs. The forest and energy units in Finland and shares in the results of associated companies also had a negative impact on operating profit. Earnings were also affected by the fall in prices for several paper grades and the stronger euro. The cash flow improved mainly as a result of a decrease in working capital. Operating profit was 6.6% of turnover (13.2%). Excluding non-recurring items, operating profit was 8.4% of turnover (13.0%).

The Group’s paper machines operated at 87% of capacity (91%).

Profit before extraordinary and non-recurring items was EUR 148 million (277 million), and including non-recurring items EUR 102 million (281 million). Net financial expenses were EUR 71 million (63 million). Taxes for the final quarter were lower than predicted and amounted to EUR 19 million (95 million).

Excluding non-recurring items, earnings per share were EUR 0.45 (0.71), return on equity was 6.7% (10.8%) and return on capital employed 7.0% (10.7%).

•	2002 compared with 2001

Turnover for 2002 was EUR 10,475 million, 6% up on the previous year. The increase is due to company acquisitions.

Operating profit was EUR 1,062 million (1,614 million for 2001). The figure includes net non-recurring charges of EUR 46 million (income of 220 million). Gains from the sale of listed shares were EUR 81 million (265 million). Non-recurring charges of EUR 128 million resulting from the closure of two of Blandin's paper machines were entered in the accounts. The figure comprises a EUR 88 million write-off in respect of fixed and other assets, and personnel and other costs of EUR 40 million. Other non-recurring items (net EUR 1 million, 2001: -45 million) include a restructuring provision of EUR 10 million in Other Operations, and net capital gains of EUR 11 million mainly from the sale of the Walki Films business unit.

Excluding non-recurring items, operating profit was 10.6% of turnover (14.1%). Although the inclusion of Haindl brought a clear increase in volumes delivered, the Paper Industry's operating profit fell due to lower sales prices. The Converting Industry recorded an improved operating profit, due mainly to greater internal efficiencies. Operating profit for the Wood Products Industry also improved due to higher delivery volumes.

Profit before extraordinary items was EUR 789 million (1,333 million), and excluding non-recurring items EUR 835 million (1,113 million).

Net financial expenses were EUR 273 million (281 million). Financial income includes EUR 21 million (33 million) in dividend income. Financial expenses were about the same as the previous year. Lower interest rates helped to keep financial expenses down despite the fact that, on average, net interest-bearing liabilities were higher than in the previous year. Taxes were EUR 241 million (378 million), and the effective tax rate was 30.5% (28.4%). Profit for the year was EUR 550 million (955 million).

Earnings per share were EUR 2.12 (3.85), return on equity 8.0% (15.5%) and return on capital employed 8.4% (15.6%). Excluding non-recurring items, earnings per share were EUR 2.25 (3.22), return on equity 8.4% (12.9%) and return on capital employed 8.8% (13.5%).

Production and deliveries

UPM-Kymmene produced 10.046 million tonnes of paper in 2002 (8.298 million in 2001). The increase is due to the acquisition of Haindl’s mills at the end of 2001. The Paper Industry’s capacity utilization rate averaged 88% for the year (87%). The rate for the first half of the year was 86%, but this rose to near 90% in the second half, which for seasonal reasons is a stronger period. Full-year capacity utilization rates for the different grades were as follows: magazine papers 86% (85%), newsprint 89% (91%), fine papers 87% (86%), and speciality papers 97% (95%).

Delivery volumes were: magazine papers 4.618 million tonnes (3.964 million), newsprint 2.467 million tonnes (1.667 million), and fine and speciality papers 2.774 million tonnes (2.546 million).

The output of sawn timber rose by 8% to 2.201 million cubic metres (2.035 million). Plywood production was up by 15% at 905,000 cubic metres (786,000).

Financing

At 31 December 2002, the gearing ratio was 76% (89%) and the equity to assets ratio 45.3% (41.5%). A strong cash flow relative to the prevailing market conditions, together with controlled capital expenditure, improved these key figures.

The cash flow from operations was EUR 1,429 million (1,645 million). Net interest-bearing liabilities were EUR 5,285 million, a decrease of EUR 756 million on the previous year's figure of EUR 6,041 million. The average rate of interest on borrowings was 3.8% (4.9%) for the year and 3.9% (3.7%) at the year-end. The average maturity at the year-end was 8.5 years (7.2).

In January 2002, the company floated two loans on the international bond market: a EUR 600 million bond issue, maturity ten years, and a GBP 250 million bond issue with a maturity of 15 years. In November, the company issued a USD 500 million bond to mature in 2014. The total value of bonds issued during the year was EUR 1,682 million.

The credit ratings for the company’s bonds remained at BBB+ and Baa1.

Personnel

The average number of employees was 36,866 (34,463). The increase is due to company acquisitions. At the end of the year the Group had 35,579 employees (36,298).

Capital expenditure

Gross capital expenditure, excluding acquisitions, was EUR 561 million (827 million). Including acquisitions, the figure was EUR 613 million (3,850 million). Sales of shares and other fixed assets totalled EUR 212 million (350 million).

The second stage of the expansion of Steyrermühl’s deinking plant was completed during the year. The total cost of the project was EUR 56 million. The new capacity came on stream in April.

Projects in progress during the year included rebuilds of Rauma’s LWC machine (PM1) and Jämsänkoski’s label paper machine. The two projects will cost a total of EUR 110 million and will be completed during 2003.

In January 2002, it was decided to build a new deinking plant at Shotton at a cost of EUR 127 million. When in production at the end of 2003, the plant will allow the mill to produce all its newsprint from recycled fibre.

A decision was made in May to modernize Pietarsaari pulp mill and to raise production capacity from 620,000 to 800,000 t/a. The work will be carried out in conjunction with Pohjolan Voima’s subsidiary Wisapower, whose share of the cost of the EUR 250 million project will be around 50%. The expansion should be completed by spring 2004.

Also in May, it was decided to build a new 200,000 m3/a sawmill in the city of Pestovo in the Novgorod region in Russia. The estimated cost is approximately EUR 35 million, and completion is timed for the end of 2003.

The most significant investment decision of the year came in December, when it was decided to build a new fine paper machine at the Changshu mill in China and at the same time to substantially increase production capacity of coated fine paper at the mill. The new machine will have a capacity of 450,000 t/a of high-quality fine paper. Initially, the mill’s coating capacity will be raised to 200,000 t/a. The total cost of the investment will be EUR 470 million. It is planned to start up the new paper machine in the first quarter of 2005. Over two-thirds of production will be sold on the Chinese market, the rest going to other countries in the Asia-Pacific region.

Integration of Haindl

The integration of Haindl has gone well. Synergies of EUR 35 million have been achieved, compared with a target for the year of EUR 25 million. Altogether the synergies from the Haindl acquisition were calculated to be EUR 70 million over a period of three years. The inclusion of Haindl’s mills had a positive impact on the cash flow per share.

Restructuring

In July, UPM-Kymmene sold 22.8% of the shipping company Transfennica Oy Ab to the Dutch transport company Spliethoff. UPM-Kymmene owned 49.9% of Transfennica's shares before the transaction and 27.1% after.

In August, the company announced it was to acquire the MACtac pressure-sensitive materials business of the US-based Bemis Company Inc. for USD 420 million. The EU’s competition authority gave its approval in October, and the approval of the US competition authority is expected during the first half of 2003. MACtac has five production plants in the United States, one in Belgium, and a joint venture in Mexico. The company has a turnover of around USD 500 million and employs 1,800 people. The acquisition will strengthen the global business operations of UPM-Kymmene’s subsidiary Raflatac. The integration of business operations is expected to produce synergies of USD 28 million over two years, while the impact on earnings per share is expected to be positive within a year of the acquisition.

In connection with the MACtac deal, UPM-Kymmene sold its Walki Films business unit to Bemis for USD 70 million. The sale took effect in October. In 2001 Walki Films had a turnover of EUR 123 million and employed 500 people.

In November, the company completed the sale of its Walki Can liquid packagings business to Stromsdal Oyj and RMG Pointo Oy. Walki Can had 35 employees.

Shares

UPM-Kymmene shares worth EUR 10,827 million (7,645 million) were traded on the Helsinki Exchanges in 2002. The highest quotation was EUR 44.50 in March and the lowest EUR 25.21 in October. The value of the company’s shares traded on the New York Stock Exchange was USD 169 million (121 million).

The Annual General Meeting of 19 March 2002 approved a proposal by the Board of Directors to lower the company's share capital by declaring void 1,175,398 own shares held by the company, thus reducing the share capital by EUR 1,998,176.60. The meeting also approved a proposal to buy back up to 12.3 million of the company’s own shares using distributable funds. The meeting authorized the Board of Directors to decide on the disposal of the shares.

The company did not buy back any of its own shares during the year.

The Annual General Meeting of 19 March 2002 also approved a share option programme aimed at key personnel. The number of options to be offered is 7.6 million, each option entitling the holder to subscribe one UPM-Kymmene share. The subscription period for 3.8 million options (marked

2002D) is 1 April 2004 to 30 April 2007 and for the other 3.8 million (marked 2002E) 1 April 2005 to 30 April 2008.

A total of 3,732,000 2002D options, each of which can be used to subscribe one share, was allocated to about 400 persons. The remaining 2002D options (68,000) and all 2002E options were transferred to the wholly-owned subsidiary Unicarta Oy to be distributed later.

The subscription price for shares using 2002D options is the trade volume weighted average price for UPM-Kymmene shares on the Helsinki Exchanges between 15 April and 15 May 2002 plus 10%, i.e. EUR 43.90. Subscription prices for shares subscribed will be reduced, on the respective record dates for dividend payments, by the amount of dividend declared after the period for determining the subscription price has expired and before the shares are subscribed.

The meeting also approved the Board of Directors’ proposal to declare void all 2,000,000 C options issued in 1998 that the company had not distributed. With the exception of the above, the Board of Directors has no current authorization to issue shares, convertible bonds or share options.

During the year a total of 1,398,150 shares were subscribed under the EUR 161.5 million (FIM 960 million) convertible bond issue of 1994. In December, the company decided to exercise its right, under the terms and conditions of the issue, to redeem all unconverted bonds. At the time, bonds with a value of EUR 121,747,889.39 had been converted into 5,646,264 shares, leaving bonds with a value of EUR 39,712,550.56 unconverted. The redemption date is 28 February 2003. Bondholders wishing to exercise their right of conversion instead of redemption must request conversion during the period from 2 January 2003 to 18 February 2003. If all bondholders exercise their right of conversion, the number of shares in issue will rise by 1,841,736 and the company's share capital by € 3,130,951.20. Holders of new shares subscribed under the issue will be entitled to receive dividends for the first time for the 2003 financial period.

At the end of the year, the number of shares in issue was 260,115,975 and the share capital EUR 442,197,157.50. Share subscriptions under convertible bonds and share options could raise the number of shares to a maximum of 273,557,711.

Company directors

The Annual General Meeting of 19 March 2002 elected the following new members of the Board of Directors: Berndt Brunow, President and CEO of Oy Karl Fazer Ab, and Friedrich Holzhey, ex-Chief Operating Officer of Haindl’sche Papierfabriken KgaA. The following persons were re-elected members of the Board of Directors: Martti Ahtisaari, ex-President of the Republic of Finland, Carl H. Amon III, partner of the international law firm White & Case LLP, Michael C. Bottenheim, ex-Director of Lazard Brothers, the Canadian lawyer Donna Soble Kaufman, Antoon Lenstra, President of Unilever PLC’s Business Group Africa and Middle East, Juha Niemelä, President and Chief Executive Officer of UPM-Kymmene Corporation, Jorma Ollila, Chairman and Chief Executive Officer of Nokia Corporation, Gustaf Serlachius, and Vesa Vainio.

At its first meeting the Board of Directors elected Vesa Vainio to serve as its chairman and Gustaf Serlachius and Carl H. Amon III as vice chairmen.

Litigation

A Statement of Objection presented by the European Commission alleged that UPM-Kymmene’s predecessors had been party to a price cartel concerning newsprint during the period 1989-1995. In August 2002, the Commission informed UPM-Kymmene that it was discontinuing its investigation into the matter. Following this, the company has no significant matters of litigation.

Outlook for 2003

The year has started off with major uncertainties with regard to the general economic and political outlook. Demand for the company’s main products has been subdued and production has been curtailed to meet demand. It is therefore expected that the Group's profitability will be lower than in 2002.

Publication paper demand is seasonally weak during the beginning of the year, while overcapacity persists. Magazine paper prices fell slightly at the turn of the year in Europe but remained unchanged in the United States. At the same time, newsprint prices in Europe fell as demand continues to be weak due to low advertising. There has also been some reduction in fine paper prices in Europe. However, demand for fine paper is expected to strengthen due to seasonal reasons in the first quarter. In China and the Asia-Pacific region, fine paper demand is expected to continue on a strong growth path. In the speciality papers business, both demand and prices are expected to be fairly stable.

The markets for the Converting Industry should also be fairly stable.

Low interest rates have boosted construction and the demand for wood products. Prices are showing a slight improvement at the beginning of 2003.

Excluding acquisitions, capital expenditure will remain below depreciation.

Dividend for 2002

The Board of Directors will propose to the Annual General Meeting to be held on 19 March 2003 that a dividend of EUR 1.50 per share be paid for the 2002 financial year (EUR 1.50 in 2001). The Board of Directors will propose to the Annual General Meeting that the dividend be paid on 1 April 2003.

Financial information in 2003

In 2003, UPM-Kymmene will publish its first-quarter interim review on 23 April, its interim review for the first six months on 17 July and its interim review for the nine months to September on 23 October. The Annual Report for 2002 will be published during the week beginning 10 March.

DIVISIONAL REVIEWS

Magazine Papers

	10-12/ 2002	7-9/ 2002	4-6/ 2002	1-3/ 2002	10-12/ 2001	7-9/ 2001	4-6/ 2001	1-3/ 2001	1-12/ 2002	1-12/ 2001	1-12/ 2000
Turnover, EUR million	941	894	905	837	942	853	891	862	3,577	3,548	3,343
Operating profit, EUR million 1)	-46	101	77	93	136	148	147	167	225	598	630
-% of turnover	-4.9	11.3	8.5	11.1	14.4	17.4	16.5	19.4	6.3	16.9	18.8
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	97	115	92	107	164	154	153	173	411	644	673
-% of turnover	10.3	12.9	10.2	12.8	17.4	18.1	17.2	20.1	11.5	18.2	20.1
Deliveries, 1000 t	1,263	1,181	1,153	1,021	1,098	964	966	936	4,618	3,964	3,747
Capacity utilization rate, %	89	90	84	81	81	84	82	93	86	85	94
Return on capital employed, %									4.3	13.7	18.2
Return on capital employed excl. amortization of goodwill and non-recurring items, %									7.8	14.7	19.5

1)	The fourth quarter of 2002 includes non-recurring charges of EUR 128 million (20 million for the last quarter of 2001 and 30 million for the whole of 2000).

Turnover for magazine papers showed only marginal growth on 2001 despite the inclusion of Haindl. Much lower sales prices pushed turnover down despite a 16% increase in deliveries. The capacity utilization rate was 86% (85%). Production had to be curtailed throughout the year, although by less in the second half than in the first.

Profitability was weaker than the year before. On average, prices were lower than the previous year, and this reduced operating profit. On the other hand, improved cost-effectiveness had a positive impact on earnings.

In Western Europe, demand for coated magazine paper grew by only 1%, while in the United States there was a growth of 4%. Demand for uncoated magazine paper declined in Western Europe by 1% but rose by 5% in the United States. Better demand in the United States also meant a rise in exports of magazine paper from Europe.

Average market prices for magazine papers were some 9% lower than in 2001 in Western Europe and 15% lower in the United States.

Profitability for the fourth quarter of 2002 was weaker than for the previous quarter, mainly because of production cut-backs in December. In Europe, there was a slight decline in coated magazine paper prices during the fourth quarter. The company announced it would close down two of Blandin’s paper machines with a combined capacity of 157,000 t/a. This will leave the Blandin mill with two machines and a production capacity of 336,000 t/a of coated magazine paper.

Newsprint

	10-12/ 2002	7-9/ 2002	4-6/ 2002	1-3/ 2002	10-12/ 2001	7-9/ 2001	4-6/ 2001	1-3/ 2001	1-12/ 2002	1-12/ 2001	1-12/ 2000
Turnover, EUR million	347	358	336	340	285	246	268	259	1,381	1,058	1,045
Operating profit, EUR million 1)	46	48	37	31	44	55	60	52	162	211	118
-% of turnover	13.3	13.4	11.0	9.1	15.4	22.4	22.4	20.1	11.7	19.9	11.3
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	57	58	47	50	47	55	60	52	212	214	119
-% of turnover	16.4	16.2	14.0	14.7	16.5	22.4	22.4	20.1	15.4	20.2	11.4
Deliveries, 1000 t	617	664	609	577	450	389	436	392	2,467	1,667	1,798
Capacity utilization rate, %	90	92	90	83	77	92	98	98	89	91	97
Return on capital employed, %									6.8	21.4	13.1
Return on capital employed excl. amortization of goodwill and non-recurring items, %									9.0	21.7	13.2

1)	First quarter of 2002 includes non-recurring charges of EUR 8 million.

Turnover was up by 31% on the previous year. The increase is due to the four paper machines acquired with Haindl. Deliveries rose by 48%. The capacity utilization rate was 89% (91%).

Operating profit was down on the previous year, mainly due to lower sales prices. The sharp rise in the price of household waste paper in the summer was short lived. Cost-effectiveness improved. Capacity utilization rates remained fairly good thanks partly to increased deliveries to customers outside Western Europe.

Demand for newsprint fell by 6% in Western Europe and by 3% in the United States.

Average market prices for newsprint in Western Europe were some 13% down on 2001. In the United States record low prices showed a rise in the autumn.

Voikkaa’s 75,000 t/a paper machine (PM16) was closed down in the spring as being no longer economically viable.

Profitability for the fourth quarter was about the same as for the third, despite lower delivery volumes. Product prices were steady.

Fine and Speciality Papers

	10-12/ 2002	7-9/ 2002	4-6/ 2002	1-3/ 2002	10-12/ 2001	7-9/ 2001	4-6/ 2001	1-3/ 2001	1-12/ 2002	1-12/ 2001	1-12/ 2000
Turnover, EUR million	610	612	625	602	578	562	590	632	2,449	2,362	2,390
Operating profit, EUR million 1)	63	111	91	94	88	76	76	96	359	336	404
-% of turnover	10.3	18.1	14.6	15.6	15.2	13.5	12.9	15.2	14.7	14.2	16.9
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	64	112	92	96	89	77	77	98	364	341	420
-% of turnover	10.5	18.3	14.7	15.9	15.4	13.7	13.1	15.5	14.9	14.4	17.6
Deliveries, 1000 t	690	714	688	682	646	606	637	657	2,774	2,546	2,610
Capacity utilization rate, %	82	91	93	93	90	89	87	91	90	89	96
Return on capital employed, %									13.7	12.9	19.2
Return on capital employed excl. amortization of goodwill and non-recurring items, %									13.9	13.1	20.0

1)	The figure for 2000 includes non-recurring charges of EUR 14 million.

Turnover was 4% higher than the year before. Delivery volumes rose by 9%. The capacity utilization rate was 90% (89%). The coating capacity utilization rate was under 80%. The speciality paper machines operated at virtually full capacity.

Profitability improved thanks to higher delivery volumes and cost-effectiveness. Operating profit was up by 7%. The Changshu mill in China clearly improved its profitability and the paper machine operated at full capacity.

Demand for fine paper in Western Europe remained at the weak level of the previous year. In China, the market continued to show growth, notably in the high-quality office papers segment.

Average market prices for uncoated fine papers were 5% lower than in 2001, while prices for coated fine papers were 7% lower. In China, uncoated fine paper prices rose during the year, but levelled off towards the end of the year.

Profitability for speciality papers was about the division average and similar to the preceding year. Delivery volumes were slightly higher than the year before and prices remained relatively stable. Both label papers and envelope papers were more profitable, partly due to the lower cost of chemical pulp. Packaging papers were slightly less profitable.

Compared with the third quarter, fourth-quarter profitability for the fine and speciality papers business was clearly down, largely because of lacklustre demand very late in the year.

Converting Industry

	10-12/ 2002	7-9/ 2002	4-6/ 2002	1-3/ 2002	10-12/ 2001	7-9/ 2001	4-6/ 2001	1-3/ 2001	1-12/ 2002	1-12/ 2001	1-12/ 2000
Turnover, EUR million	357	393	398	393	371	367	383	359	1,541	1,480	1,272
Operating profit, EUR million 1)	9	20	18	23	2	7	18	19	70	46	61
-% of turnover	2.5	5.1	4.5	5.9	0.5	1.9	4.7	5.3	4.5	3.1	4.8
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	10	21	20	24	14	8	20	20	75	62	63
-% of turnover	2.8	5.3	5.0	6.1	3.8	2.2	5.2	5.6	4.9	4.2	4.9
Return on capital employed, %									8.9	5.8	9.6
Return on capital employed excl. amortization of goodwill and non-recurring items, %									9.5	7.7	10.0

1)	Fourth quarter of 2001 includes non-recurring charges of EUR 11 million.

Turnover was up by 4% despite subdued demand. The growth is attributable to continued expansion in all business areas. Profitability improved mainly as a result of better internal efficiency.

Raflatac’s turnover rose by 10%. Growth was achieved in all markets but particularly in North America, where deliveries and quality at the new production plant that started up in autumn 2001 developed favourably. Growth in demand for self-adhesive labels was weaker than normal. However, demand showed signs of picking up during the second half of the year.

Raflatac’s earnings improved on the year before. Greater internal efficiency was achieved in Europe, while in the United States the new plant in North Carolina raised its delivery volumes. Sales prices fell slightly during the year.

Loparex recorded a 4% increase in turnover, mainly due to inclusion of the siliconizing business bought from Rexam PLC in 2001. Demand for siliconized papers was subdued throughout the year in all the company’s main markets. Loparex increased its earnings on the previous year, mainly thanks to greater internal efficiency and lower raw material costs.

Walki Wisa’s turnover was unchanged, despite a 3% increase in sales volumes. Both sales prices and raw material costs were, on average, lower than the year before. Profitability remained good.

The sale of the Walki Films business unit took effect in October.

Profitability for the Converting Industry was weaker in the final quarter than in the third. The main reason was the low delivery volumes in December as several customers deferred purchases until the start of 2003.

Wood Products Industry

	10-12/ 2002	7-9/ 2002	4-6/ 2002	1-3/ 2002	10-12/ 2001	7-9/ 2001	4-6/ 2001	1-3/ 2001	1-12/ 2002	1-12/ 2001	1-12/ 2000
Turnover, EUR million	380	358	404	347	345	342	396	380	1,489	1,463	1,490
Operating profit, EUR million	10	5	14	8	-1	-3	15	16	37	27	75
-% of turnover	2.6	1.4	3.5	2.3	-0.3	-0.9	3.8	4.2	2.5	1.8	5.0
Production, sawn timber, 1000 m3	583	443	526	499	450	331	541	534	2,051	1,856	2,098
Production, plywood, 1000 m3	248	198	238	221	200	168	207	211	905	786	793
Return on capital employed, %									5.0	4.1	12.5

Turnover for the Wood Products Industry was about the same as in 2001. Profitability was still unsatisfactory.

The weak profitability is due to the sawmilling business, which suffered from high raw material costs and low sales prices resulting from over-supply.

The plywood business was less profitable than the year before as fierce competition forced prices down. Plywood production rose following start-up of the new Pellos spruce plywood mill.

Business in wood-based building supplies was brisk, especially in Finland and Ireland. Profitability was better than the year before.

Operating profit improved during the final quarter, partly because of the summer shutdowns during the previous quarter. Demand was steady, and timber prices rose slightly.

Other operations

EUR million	10-12/ 2002	7-9/ 2002	4-6/ 2002	1-3/ 2002	10-12/ 2001	7-9/ 2001	4-6/ 2001	1-3/ 2001	1-12/ 2002	1-12/ 2001	1-12/ 2000
Turnover	145	134	156	148	144	83	130	132	583	489	576
Operating profit
- Forestry department, Finland	5	15	8	9	15	13	8	9	37	45	53
- Energy department, Finland	9	14	13	15	26	16	27	30	51	99	69
- Share of results of associated companies	8	24	10	18	3	14	18	47	60	82	167
- Other 1)	69	6	3	-17	233	-13	-14	-36	61	170	283
- Total	91	59	34	25	277	30	39	50	209	396	572

1)
Includes capital gains on sales of listed shares: EUR 81 million in fourth quarter of 2002, EUR 265 million in fourth quarter of 2001 and EUR 485 million in 2000. The figure for 2000 also includes a writedown of EUR 128 million in Miramichi to standardize depreciation schedule.

Operating profit for the forestry department decreased due to lower fellings in the company's forests, especially during the fourth quarter.

The energy department also returned a lower operating profit due to smaller sales of electricity to outside buyers. Due to scarce hydropower supply in Nordic countries, the purchase cost of energy increased in the fourth quarter.

The pulp producer Metsä-Botnia, of which UPM-Kymmene owns 47%, was less profitable because of the fall in pulp prices.

The average price of long-fibre pulp fell from USD 535 per tonne in 2001 to USD 463 per tonne.

In the fourth quarter, profit weakened as a result of extensive downtime in December.

Helsinki, 30 January 2003

Board of Directors

No auditors’ report has been issued in respect of the financial statements.

TABLES

Earnings

EUR million	2002	2001	2000	Change 2002/ 2001
Turnover	10,475	9,918	9,583	557
Other operating income	155	315	539	-160
Costs and expenses	-8,610	-7,958	-7,741	-652
Share of results of associated companies	60	83	153	-23
Depreciation and value adjustments 1)	-1,018	-744	-674	-274
Operating profit	1,062	1,614	1,860	-552
-% of turnover	10.1	16.3	19.4	-6.2
-% of turnover, excluding non-recurring items	10.6	14.1	16.3	-3.5
Financial income and expenses	-273	-281	-143	8
Profit before extraordinary items	789	1,333	1,717	-544
-% of turnover	7.5	13.4	17.9	-5.9
Extraordinary income	—	—	230	—
Extraordinary expenses	—	—	-30	—
Income tax on extraordinary items	—	—	-58	—
Profit after extraordinary items	789	1,333	1,859	-544
Income taxes	-241	-378	-494	137
Minority interests	2	—	1	2
Profit for the period	550	955	1,366	-405
Earnings per share, EUR	2.12	3.85	4.77	-1.73
1) Depreciation and value adjustments include
- Amortization of goodwill	-112	-41	-20	-71
- Value adjustments	-91	-16	-44	-75

Balance sheet

EUR million	31.12.2002	31.12.2001	31.12.2000	Change 2002/2001
Intangible assets	364	339	156	25
Goodwill on consolidation	1,987	2,086	548	-99
Tangible assets	8,253	8,934	7,561	-681
Investments held as non-current assets	1,507	1,477	1,619	30
Own shares	—	38	279	-38
Non-current assets, total	12,111	12,874	10,163	-763
Stocks	1,288	1,289	1,184	-1
Receivables	1,550	1,845	1,538	-295
Cash in hand and at bank	425	423	228	2
Total assets	15,374	16,431	13,113	-1,057
Shareholders’ equity	6,920	6,810	6,156	110
Minority interest	33	28	19	5
Provisions	450	413	130	37
Deferred tax liability	645	666	732	-21
Non-current liabilities	5,139	4,913	3,702	226
Current liabilities	2,187	3,601	2,374	-1,414
Total equity and liabilities	15,374	16,431	13,113	-1,057

Cash flow

EUR million	2002	2001	2000	Change 2002/2001
Operating profit	1,062	1,614	1,860	-552
Depreciation and other adjustments	862	397	153	465
Change in working capital	-144	96	-13	-240
Financial income and expenses and income taxes paid	-351	-462	-361	111
Cash from operating activities	1,429	1,645	1,639	-216

Acquisitions and share purchases	-41	-2,367	-281	2,326
Other investments and purchases of tangible and intangible assets	-571	-849	-592	278
Asset sales and decrease in non-current receivables	171	362	401	-191
Termination of Champion agreement	—	—	143	—
Cash used in investing activities	-441	-2,854	-329	2,413

Cash flow before financing activities	988	-1,209	1,310	2,197

Dividends paid	-388	-371	-557	-17
Share issue	—	419	—	-419
Purchases of own shares	—	-152	-279	152
Change in loans and other financial items	-609	1,503	-562	-2,112
Cash provided by (used in) financing activities	-997	1,399	-1,398	-2,396

Change in cash and cash equivalents	-9	190	-88	-199

Key figures
	2002	2001	2000	Change 2002/2001
Earnings per share, EUR	2.12	3.85	4.77	-1.73
Diluted earnings per share, EUR	2.10	3.81	4.70	-1.71
Return on equity, %	8.0	15.5	21.9	-7.5
Return on capital employed, %	8.4	15.6	20.2	-7.2
Cash from operating activities, EUR	5.51	6.64	6.38	-1.13
Equity to assets ratio at end of period, %	45.3	41.5	46.0	3.8
Gearing ratio at end of period, EUR	76	89	69	-13
Equity per share at end of period, EUR	26.60	26.18	23.45	0.42
Net interest-bearing liabilities, EUR million	5,285	6,041	4,071	-756
Gross capital expenditure, incl. acquisitions, EUR million	613	3,850	2,175	-3,237
-% of turnover	5.9	38.8	22.7	-32.9
Gross capital expenditure, excl. acquisitions, EUR million	561	827	571	-266
-% of turnover	5.4	8.3	6.0	-2.9
Personnel at end of period	35,579	36,298	32,755	-719
No. of shares, average (1000)	259,468	247,892	256,817	11,576
No. of shares at end of period (1000)	260,116	258,718	250,647	1,398

Earnings per share, excluding non-recurring items
Profit for the period	550	955	1,366	-405
Extraordinary items	—	—	142	—
Profit for the period excluding extraordinary items	550	955	1,224	-405
Non-recurring items	-46	220	300	-266
Income taxes on non-recurring items	13	-64	-124	77
Profit for the period excluding non-recurring items	583	799	1,048	-216
Earnings per share, excluding non-recurring items, EUR	2.25	3.22	4.08	-0.97

Turnover by market

EUR million	2002	2001	2000	Change 2002/2001
EU countries	7,159	6,839	6,903	320
Other European countries	796	668	670	128
North America	1,495	1,453	1,201	42
Rest of world	1,025	958	809	67
	10,475	9,918	9,583	557

Contingent liabilities

EUR million	31.12.2002	31.12.2001	31.12.2000	Change 2002/2001
On own behalf 1)	276	493	1,073	-217
On behalf of associated companies	41	72	73	-31
On behalf of others	9	10	8	-1
Pension liabilities	3	3	3	0
Leasing commitments	133	82	80	51
1) Includes securities for Miramichi’s bond loans	—	193	450	-193

Values of derivative agreements

EUR million	Market value 31.12.2002	Market value 31.12.2001	Market value 31.12.2000	Nominal value 31.12.2002	Nominal value 31.12.2001	Nominal value 31.12.2000
Currency derivatives
Forward contracts	66	-18	-5	3,562	2,296	2,845
Options, bought	—	—	1	—	—	30
Options, written	—	—	—	—	—	60
Swaps	6	-35	—	249	297	320
Interest rate derivatives
Forward contracts	-9	-8	-5	6,553	8,715	4,234
Options, bought	—	—	—	—	—	—
Options, written	—	—	—	—	—	—
Swaps	275	46	3	4,042	2,430	2,419
Other derivatives
Forward contracts	-7	-1	-15	33	45	91

Key exchange rates for the euro at end of period

	31.12.2002	30.9.2002	30.6.2002	31.3.2002	31.12.2001	30.9.2001	30.6.2001	31.3.2001	31.12.2000
USD	1.0487	0.9860	0.9975	0.8724	0.8813	0.9131	0.8480	0.8832	0.9305
CAD	1.6550	1.5566	1.5005	1.3923	1.4077	1.4418	1.2927	1.3904	1.3965
JPY	124.39	119.67	118.20	115.15	115.33	109.02	105.37	110.74	106.92
GBP	0.6505	0.6295	0.6498	0.6130	0.6085	0.6220	0.6031	0.6192	0.6241
SEK	9.1528	9.1516	9.1015	9.0304	9.3012	9.7321	9.2125	9.1570	8.8313

Quarterly figures

EUR million	10-12/ 2002	7-9/ 2002	4-6/ 2002	1-3/ 2002	10-12/ 2001	7-9/ 2001	4-6/ 2001	1-3/ 2001	1-12/ 2002	1-12/ 2001	1-12/ 2000
Turnover
Paper Industry
-Magazine Papers	941	894	905	837	942	853	891	862	3,577	3,548	3,343
-Newsprint	347	358	336	340	285	246	268	259	1,381	1,058	1,045
-Fine and Speciality Papers	610	612	625	602	578	562	590	632	2,449	2,362	2,390
Converting Industry	357	393	398	393	371	367	383	359	1,541	1,480	1,272
Wood Products Industry	380	358	404	347	345	342	396	380	1,489	1,463	1,490
Other Operations	145	134	156	148	144	83	130	132	583	489	576
Internal sales	-163	-136	-145	-101	-107	-117	-122	-136	-545	-482	-533
Turnover, total	2,617	2,613	2,679	2,566	2,558	2,336	2,536	2,488	10,475	9,918	9,583

Operating profit 1)
Paper Industry
-Magazine Papers	-46	101	77	93	136	148	147	167	225	598	630
-Newsprint	46	48	37	31	44	55	60	52	162	211	118
-Fine and Speciality Papers	63	111	91	94	88	76	76	96	359	336	404
Converting Industry	9	20	18	23	2	7	18	19	70	46	61
Wood Products Industry	10	5	14	8	-1	-3	15	16	37	27	75
Other Operations 2)	91	59	34	25	277	30	39	50	209	396	572

Operating profit, total 3)	173	344	271	274	546	313	355	400	1,062	1,614
-% of turnover	6.6	13.2	10.1	10.7	21.3	13.4	14.0	16.1	10.1	16.3

Operating profit excluding non-recurring items	219	340	265	284	332	309	353	400	1,108	1,394
-% of turnover	8.4	13.0	9.9	11.1	13.0	13.2	13.9	16.1	10,6	14.1

Dividend income	1	1	2	17	1	—	11	21	21	33
Exchange differences	—	—	2	—	-2	-7	6	-2	2	-5
Other financial income and expenses	-72	-64	-76	-84	-76	-71	-94	-68	-296	-309
Profit before extraordinary items	102	281	199	207	469	235	278	351	789	1,333
Extraordinary items	—	—	—	—	—	—	—	—	—	—
Profit after extraordinary items	102	281	199	207	469	235	278	351	789	1,333
Income taxes	-19	-95	-67	-60	-144	-78	-79	-77	-241	-378
Minority interest	1	—	—	1	—	—	—	—	2	—
Profit for the period	84	186	132	148	325	157	199	274	550	955

Earnings per share, EUR	0.32	0.72	0.51	0.57	1.30	0.64	0.81	1.10	2.12	3.85
Earnings per share excluding non-recurring items, EUR	0.45	0.71	0.49	0.60	0.69	0.62	0.81	1.10	2.25	3.22
Average no. of shares (1000)	260,049	260,007	259,030	258,721	250,561	246,365	246,174	248,464	259,468	247,892
Return on equity excluding non-recurring items, %	6.7	10.8	7.7	9.2	10.9	10.4	13.7	18.9	8.4	12.9

Return on capital employed excluding non-recurring items, %	7.0	10.7	8.4	9.3	11.6	11.4	14.0	16.2	8.8	13.5	17.1

1)
The divisional operating profits include non-recurring charges as follows: first quarter of 2002 EUR 8 million for the Newsprint business, fourth quarter EUR 128 million for the Magazine Papers business, fourth quarter of 2001 EUR 20 million for the Magazine Papers business and EUR 11 million for the Converting Industry.

2)	For break-down of Other Operations, see divisional review above.
3)	Operating profit includes non-recurring items

-46	4	6	-10	214	4	2	—	-46	220	300

Cashflow by Quarter

EUR million	10-12/ 2002	7-9/ 2002	4-6/ 2002	1-3/ 2002	10-12/ 2001	7-9/ 2001	4-6/ 2001	1-3/ 2001	1-12/ 2002	1-12/ 2001	1-12/ 2000
Operating profit	173	344	271	274	546	313	355	400	1,062	1,614	1,860
Depreciation and other adjustments	242	189	207	224	-67	167	163	134	862	397	153
Change in working capital	100	-103	-31	-110	260	44	27	-235	-144	96	-13
Financial expenses, net and direct taxes paid	-78	-131	-41	-101	-83	-124	-221	-34	-351	-462	-361
Cash from operating activities	437	299	406	287	656	400	324	265	1,429	1,645	1,639

Cash used in investing activities	-72	-67	-187	-115	-2,127	-159	-208	-360	-441	-2,854	-329

Cash flow before financing activities	365	232	219	172	-1,471	241	116	-95	988	-1,209	1,310

Dividends paid	—	—	-388	—	—	—	-371	—	-388	-371	-557
Share issue	—	—	—	—	419	—	—	—	—	419	—
Purchases of own shares	—	—	—	—	—	—	-37	-115	—	-152	-279
Change in loans and other financial items	-104	-281	120	-344	1,284	-152	91	280	-609	1,503	-562
Cash provided by (used in) financing activities	-104	-281	-268	-344	1,703	-152	-317	165	-997	1,399	-1,398
Change in cash and cash equivalents	261	-49	-49	-172	232	89	-201	70	-9	190	-88

Cash from operating activities, EUR	1.68	1.15	1.57	1.11	2.64	1.62	1.31	1.07	5.51	6.64	6.38

Deliveries and production

	10-12/ 2002	7-9/ 2002	4-6/ 2002	1-3/ 2002	10-12/ 2001	7-9/ 2001	4-6/ 2001	1-3/ 2001	1-12/ 2002	1-12/ 2001	1-12/ 2000
Deliveries
Magazine papers (1000 t)	1,263	1,181	1,153	1,021	1,098	964	966	936	4,618	3,964	3,747
Newsprint (1000 t)	617	664	609	577	450	389	436	392	2,467	1,667	1,798
Fine and Speciality papers (1000 t)	690	714	688	682	646	606	637	657	2 774	2,546	2,610
Converting Industry papers (1000 t)	13	16	15	15	12	12	12	13	59	49	52
Deliveries total	2 583	2,575	2,465	2,295	2,206	1,971	2,051	1,998	9 918	8,226	8,207

Production
Paper (1000 t)	2,502	2,659	2,479	2,406	2,085	2,047	1,990	2,176	10,046	8,298	8,285
- Capacity utilization, paper production (%)	87	91	87	85	83	87	86	93	88	87	95
Sawn timber (1000 m3)	619	479	572	531	503	383	595	554	2,201	2,035	2,117
Plywood (1000 m3)	248	198	238	221	200	168	207	211	905	786	793
Chemical pulp (1000 t)	506	561	513	522	490	503	490	555	2,102	2,038	1,965

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group's targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group's patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group's products and the pricing pressures thereto, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group's principal geographic markets or fluctuations in exchange and interest rates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2003	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka Executive Vice President and CFO

By:	/s/ Olavi Kauppila
Olavi Kauppila Senior Vice President, Investor Relations